CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE PURCHASES POINT LEAMINGTON MINERAL CLAIMS

February 21, 2008	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) announces that the Company has increased its land holdings in the Point Leamington Area of Newfoundland to 31,000 hectares by purchasing three mineral claims from Altius Resources Inc. (http://www.calibremining.com/i/maps/Pt-Leam-Land-Tenure.jpg).  The mineral claims (010219M, 07774M, and 09995M) have been purchased by granting a 2% NSR, making a onetime cash payment of CDN$50,000, and refunding the residual exploration security deposit to Altius Resources. The 1,350 hectare area partly covers 4 kilometres of a 10 kilometre Airborne - EM anomaly that strikes south-southeast from Calibre’s 100% owned Point Leamington massive sulphide deposit. The Point Leamington deposit is a gold-rich, zinc-copper-silver massive sulphide deposit, containing a NI 43-101 compliant Inferred Mineral Resource of 12.3 million tonnes grading 1.92% zinc, 0.28% copper, 0.88 g/t gold and 16.94 g/t silver (1% zinc cut-off; Hatch, 2004).

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB).

Calibre Mining Corp.

Signed “Robert Brown”

Robert D. Brown, B.Sc., MBA
President and CEO

For Further information contact:
Kimberly Williams, Investor Relations
Phone (604) 681-9944

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.